



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NextEra Energy, Inc.
Incoming letter dated January 4, 2013

Dear Mr. Dye:

This is in response to your letters dated January 4, 2013 and February 12, 2013 concerning the shareholder proposal submitted to NextEra by the New York State Common Retirement Fund. We also have received letters on the proponent's behalf dated February 4, 2013 and February 13, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

February 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NextEra Energy, Inc.
Incoming letter dated January 4, 2013

The proposal requests that the board adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage of stored spent nuclear fuel and report to shareholders.

We are unable to conclude that NextEra has met its burden of establishing that it may exclude the proposal in reliance on rule 14a-8(i)(2) or rule 14a-8(i)(6). Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2) or rule 14a-8(i)(6).

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NextEra may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976). It appears that the proposal may focus on these significant policy issues, and we are unable to conclude that the arguments presented in NextEra's no-action request establish otherwise. Accordingly, we do not believe that NextEra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 13, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to NextEra Energy, Inc. regarding Nuclear Power and Dry Cask Storage – Proponent Supplemental Reply

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund ("Proponent") has asked me to reply to the supplemental letter submitted on behalf of NextEra Energy, Inc. ("NextEra" or the "Company") to the Staff on February 12, 2013 by Alan L. Dye of Hogan Lovells US LLP. A copy of this letter is being emailed concurrently to Mr. Dye, alan.dye@hoganlovells.com.

In its supplemental letter, the Company asserts that Proponent's letter "does nothing to refute the inescapable fact that implementation of the Proposal would require the Company to violate federal law." (Company supplemental letter of February 12, 2013, p. 1). However, the Company ignores the actual request of the Proposal, which is the adoption and implementation of a policy. Specifically, the resolved clause of the Proposal asks:

> that NextEra Energy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

In order to press its argument that the Proposal would require the Company to violate federal law, the Company focuses its interpretation on the phrase "earliest safest time," while ignoring the context in which the clause is used. The Company's argument is a red-herring. Specifically, the clause in question calls for adoption and implementation of a policy to manage danger to the Company by minimizing storage of waste and expediting the transfer of said waste into dry cask storage. It is and remains an incoherent, implausible, and absurd interpretation of the Proposal, read in its entirety, to construe it as an obligation that the Company violate federal licensing requirements by moving spent fuel prior to and without going through necessary regulatory procedures.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

Despite the Company's arguments to the contrary, the Prior staff decision in *Central Maine Power Company* (March 5, 1980) is directly germane to the current matter. In that case, the proposal asked the company:

> That management should take immediate steps to remove all accumulated spent fuel rods from the Maine Yankee Atomic Plant site by the end of 1980 as the storage of the spent fuel is placing an unjust burden of expense on the shareholders of Maine Yankee and consequently upon the shareholders of Central Maine Power Company as Maine Yankee's largest owner.

The company in that case argued that "[m]ovement by Maine Yankee of spent nuclear fuel from the plant site by the end of 1980 (i) without the necessary licenses ... having first been obtained, or (ii) after application for the necessary licenses had been refused, would constitute a violation by Maine Yankee of federal law relating to the handling and transportation of spent nuclear fuel." The Staff found that the proposal would not be construed as requiring the company to violate federal law, because it was possible for the company to take action to amend its licenses:

> This Division does not concur in your opinion and that of your counsel that the proposal can be omitted on the basis of Rule 14a-8(c)(2), which allows omission of a proposal, if implemented, that would "require the issuer to violate any state law or federal law of the United States." In this regard, you state that transportation of nuclear fuel would require a license from the Nuclear Regulatory Commission (the "NRC") and must be in compliance with regulations issued by the Department of Transportation. The Commission has indicated that the burden is on the issuer to demonstrate that this or any provision of Rule 14a-8 may properly be relied upon to omit a proposal. **This Division is unable to conclude that you have met your burden of demonstrating that implementation of the proposal would require the issuer to violate federal law. It is the Division's view that the proposal does not require management to transport the spent fuel rods without obtaining the necessary license. Further, absent a specific showing that the NRC would not grant the license, we are unable to conclude that management may rely on Rule 14a-8(c)(2) as a basis for omitting the proposal from its proxy material.** *Central Maine Power Company* (March 5, 1980) (emphasis added).

By contrast, the present Proposal is much more flexible in how the Company would be required to address the issue of ensuring compliance, since it simply asks the Company to develop a "policy" with no specific timeline for implementation. Similar to the finding in *Central Maine Power Company,* the Company has not and is unable to present evidence that: 1) the Proposal requires it to relocate or alter its storage of spent fuel without obtaining necessary licenses, or 2) the NRC would not grant such a license to the Company in implementing the proposed policy.

By reason of the foregoing, Proponent stands by his initial position; this Proposal is excludable neither under Rule 14a-8(i)(7) (ordinary business) nor Rule 14a-8(i)(3) (vague or misleading). Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Alan L. Dye, alan.dye@hoganlovells.com



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637-5910

February 12, 2013

By E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc.
Shareholder Proposal of New York State Common Retirement Fund

Ladies and Gentlemen:

On behalf of NextEra Energy, Inc., I am writing in response to the letter dated February 4, 2013, in which the Proponent's representative expresses disagreement with the Company's view that the Proposal is excludable for the reasons set forth in my letter to the staff dated January 4, 2013. As explained in greater detail below, the Proponent's letter does nothing to refute the inescapable fact that implementation of the Proposal would require the Company to violate federal law, and instead offers various, conflicting interpretations of the phrase "at the earliest safe time" which, if there were any basis for them, might support a conclusion that the Proposal would not require the Company to violate its NRC licenses, and which, by their very nature, support the Company's position that the Proposal is vague and indefinite.

Implementation of the Proposal would require the Company to violate federal law

The Proposal requests that spent fuel be moved into dry cask storage "at the earliest safe time." As explained in my prior letter, the licenses issued to the Company by the NRC allow the Company to transfer spent fuel to dry casks only after the spent fuel has been in a storage pool for at least five years. If the Company were to transfer spent fuel to dry casks any sooner than after five years, even though earlier transfer might be indisputably safe, the Company would be in violation of the Atomic Energy Act and NRC regulations.

The Proponent asks the staff to interpret the phrase "at the earliest safe time" to mean either "at the earliest safe time allowed under the Company's licenses" or, alternatively, "at the earliest safe time, assuming the Company is able to persuade the NRC to amend the Company's licenses to permit transfer of spent fuel to dry casks sooner than after five years." Neither of these proposed interpretations of the Proposal is consistent with or discernible from the Proposal as submitted to the Company, and neither would be apparent to shareholders if they were asked to vote on the Proposal. In fact, the Proponent's offering of alternative, inconsistent interpretations makes clear that neither interpretation is suggested by the language of the Proposal itself.

The Proposal asks shareholders to direct the Company to transfer spent fuel to dry casks "at the earliest safe time," without condition or qualification. The Proposal does not say that the Company should delay transfer until the spent fuel has been in a storage pool for at least five years. The Proponent says, on page 8 of its letter, that "[n]owhere in the Proposal does it state or suggest that the policy developed by the Company should be enacted in a manner that would violate NRC rules." This observation misses the point. To be excludable under Rules 14a-8(i)(2) and (i)(6), a proposal does not need to state expressly that the Company should violate the law in implementing the Proposal. Instead, a proposal is excludable under these provisions if implementation of the proposal *as drafted* would result in the company's violation of law. Here, requiring the Company to transfer spent storage at the earliest safe time would, in some circumstances, require the Company to violate the Atomic Energy Act and NRC regulations.

The Proponent cites *Central Maine Power Company* (March 5, 1980) as supporting its position that the Proposal should be interpreted to contain an implicit qualification that the Company should not transfer spent fuel "at the earliest safe time" if doing so would cause the Company to violate federal law. *Central Maine* provides no such support. The proposal in Central Maine requested that the company "take steps" to remove spent fuel from the site of the company's nuclear power plant. The company asserted that removal of the spent fuel would violate federal law unless the company obtained an NRC license and that there was "no certainty that the NRC would grant the required license." The staff declined to allow exclusion of the proposal on the ground that the proposal did not ask the company to do anything that, on its face, violated federal law and that the company had failed to demonstrate that the NRC would not grant a license if requested. Here, in contrast, the Proposal asks the Company to transfer spent fuel '"at the earliest safe time," which clearly would violate the Company's existing NRC licenses. In addition, the Company has demonstrated that the NRC has stated that it will not allow transfer of spent fuel to dry casks sooner than after five years. See the NRC's *Fact Sheet on Dry Cask Storage of Spent Nuclear Fuel*, http://www.nrc.gov/reading-rm/doc-collections/fact- sheets/dry-cask-storage.html ("NRC requires ... spent fuel to be cooled in the spent fuel pool for at least five years before being transferred to dry casks.").

For similar reasons, the Proposal cannot reasonably be interpreted to contain a qualification that spent fuel should be moved at the earliest safe time only if the Company first obtains an amendment to its licenses. The Proposal simply does not contain that qualification. Moreover, the Company could not simply obtain amended licenses, for the reasons noted in the preceding paragraph. As indicated there, the NRC has stated that it will not allow transfer of spent fuel to dry casks sooner than after five years.

The Proposal is vague and indefinite

As the Proponent's own arguments demonstrate, the Proposal's reference to the "earliest safe time" at which spent fuel may be transferred to dry cask storage is susceptible of various, conflicting interpretations. The Proponent attempts to minimize this deficiency by stating that the Company's board would be expected to use discretion to determine the appropriate time. However, that discretion is inherently limited by the fact that the specifications for dry cask storage units are approved not by the Company's board of directors, but by the NRC. This leaves shareholders, who must consider and determine whether to approve the Proposal, with no information as to the actual scope of the Proposal's request.

Very truly yours,



Alan L. Dye

cc: Charles E. Sieving, EVP & General Counsel
Alissa E. Ballot, VP & Corporate Secretary
Patrick Doherty, State of NY, Office of the State Comptroller
Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

February 4, 2013

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to NextEra Energy, Inc. regarding Nuclear Power and Dry Cask Storage

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, as Trustee of the New York State Common Retirement Fund (the "Fund" and the "Proponent") has submitted a shareholder proposal (the "Proposal") on behalf of the Fund to NextEra Energy, Inc. ("NextEra" or the "Company") seeking a policy on nuclear safety and dry cask storage. I have been asked by the Proponent to respond to the no action request letter dated January 4, 2013 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rules 14a-8(i)(2), 14a-8(i)(6), 14a-8(i)(7), and 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to Alan L. Dye, alan.dye@hoganlovells.com.

SUMMARY

The Proposal asks the Company to adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage at nuclear plants, by minimizing the storage of nuclear waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information. The Proposal in its entirety is included as Exhibit A to this letter.

First, the Company asserts that the Proposal, if implemented, would require the Company to violate federal law (Rule 14a-8(i)(2)) and, as such, that it is beyond the Company's authority to implement (Rule 14a-8(i)(6)). However, the Company bases these arguments on the notion that it would be required, in adopting a policy to expedite the transfer

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

of materials to dry cask storage, to take action inconsistent with its licenses. In reality, the Company's current licenses allow earlier transfer to dry casks than is currently practiced, as early as five years from the end of use as fuel. Further, there is nothing in the Proposal or in the Nuclear Regulatory Commission ("NRC") rules that prevents the Company from seeking amendments to its licenses for transfers earlier than five years. The Proposal does not require the Company to implement the requested policy on a timeline that precludes amending its licenses to allow earlier transfers. A prior staff decision, *Central Maine Power Company* (January 28, 1980), demonstrates that where a nuclear plant's license could be amended to fulfill the objectives of a proposal, the need for amendment would not be a basis for exclusion under the referenced SEC rules.

The Company next asserts that the Proposal is excludable as relating to ordinary business. Rule 14a-8(i)(7). However, in addressing Company policy on one of the greatest safety vulnerabilities regarding nuclear power, the Proposal focuses on a significant policy issue that transcends ordinary business. The Staff has long held "that economic and safety considerations attendant to nuclear power plants are significant policy issues." The present Proposal is no exception. It also does not micromanage the Company's activities; as such, it is not excludable under the ordinary business exclusion.

Finally, the Company asserts that the Proposal is vague and indefinite. As demonstrated below, the plain language of the Proposal is neither difficult for shareholders to understand what they are voting on nor for the Company to know how to implement it; therefore the proposal is not excludable pursuant to Rule 14a-8(i)(3).

BACKGROUND

Our nation's nuclear power industry finds itself in a moment of crisis. The issue of how to safely store spent nuclear fuel, which can release radioactive material if overheated, and remains radioactive for thousands of years, is unresolved on a national policy level. The industry is confronted by three developments that have elevated the urgency of finding a safer means of storing spent nuclear fuel:

- The absence of a permanent storage solution for spent fuel;
- 9/11 and vulnerabilities related to terrorism; and
- The Fukushima Daiichi disaster.

i. The Absence of a Permanent Storage Solution for Spent Nuclear Fuel

In the early days of the nuclear energy industry, it was assumed that storage times would be relatively short before spent fuel would be sent for reprocessing or for final disposal. Nuclear power plants were thus designed with limited and temporary storage capabilities.

A permanent storage solution, however, has become much more difficult to secure than previously anticipated. Nuclear power plants are forced to store spent fuel on site. As the January 2012 Blue Ribbon Commission Report on America's Nuclear Future Report to the Secretary of Energy states, "much larger quantities of spent fuel are being stored for much longer periods of time than policy-makers envisioned or utility companies planned for when most of the current fleet of reactors were built."[1]

A large blow was dealt to decades-long efforts to secure an underground disposal site with the closing of Yucca Mountain in southwestern Nevada in 2011. The Department of Energy began studying Yucca Mountain as a potential long-term underground spent nuclear fuel storage site in 1978 and it was approved by Congress in 2002. However, the project was ultimately defeated by regional opposition.

The Union of Concerned Scientists summarized the industry's current situation in an April 2012 letter to Senators Lamar Alexander, Jeff Bingaman, Dianne Feinstein and Lisa Murkowski:

> When today's nuclear reactors were designed decades ago, it was assumed that their spent fuel would be retained in onsite spent fuel pools for only a few months before being shipped offsite for either reprocessing or disposal. As a result, these pools lack diverse and redundant emergency cooling and water makeup systems and many are not located within robust containment structures. Spent fuel is cool enough to transfer to dry casks after five years. However, the standard industry practice is to fill spent fuel pools to capacity using high-density storage racks, and to transfer spent fuel to onsite dry casks only when the spent fuel pools are full. **This practice significantly increases the safety and security vulnerabilities of our nuclear power plants, and needlessly puts the American people at risk**. [Emphasis added]

With the "end" of Yucca Mountain and no permanent centralized solution for the storage of spent nuclear fuel in place, the need for viable and safe storage solutions has become one of the most predominant safety issues in the nuclear industry. For the time being, spent nuclear fuel will be stored on site, and it is crucial that this is done in the safest way possible. As Representative Edward J. Markey of Massachusetts has said, "We should not wait for an American meltdown to beef up American nuclear safety measures."[2]

---

[1] Blue Ribbon Commission on America's Nuclear Future, Report to the Secretary of Energy, January 2012, p. 33-34.

[2] A Safer Nuclear Crypt, *The New York* Times, July 5 2011. http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0

ii. 9/11 & Vulnerabilities Related to Terrorism

The events of September 11, 2001 brought the issue of terrorism to the forefront of global and domestic concern. The potential for a terrorist attack targeting a nuclear facility has received attention from various governmental bodies, the media, and groups of concerned citizens.

The NRC has issued advisories to the nation's 103 nuclear power plants that terrorists might try to fly hijacked planes into some of them. Eight governors have also independently ordered the National Guard to protect nuclear reactors in their states.[3] Charles S. Faddis, the former head of the CIA's unit on terrorism and weapons of mass destruction, wrote in an op-ed for CNN that the United States is woefully unprepared to protect its nuclear power plants from a terrorist attack.[4] The Council on Foreign Relations has a section of its website dedicated to nuclear facilities as a potential terrorist target. Indeed, this threat is also recognized by relevant international organizations. The International Atomic Energy Agency states on a section of its website, "Nuclear Terrorism: threats, risks and vulnerabilities," "[t]he Agency's nuclear security programme is influenced by an assessment of the reported intentions, motivations and capabilities of terrorists and criminals."[5]

In a 2002 New York Times op-ed piece titled, "Nuclear Reactors as Terrorist Targets," the Times noted the potential vulnerability of the nation's nuclear power plants and that groups of citizens and public officials had petitioned the Nuclear Regulatory Commission to close down Indian Point (a nuclear power plant located 35 miles north of New York City). The Times noted the threat of a plane flying into a nuclear power plant's containment dome, yet it also stated that "[a] far more vulnerable target is presented by the pools where spent fuel rods are stored after they have been used in the reactors." The piece noted how "[a] plane could theoretically plunge into the building and trigger events that could drain the pools and ignite a fire, which could spread radioactivity into the environment."[6] [emphasis added].

The threat of a terrorist attack on a nuclear power plant remains today, and it further emphasizes the need to store spent nuclear fuel as safely as possible. Dry cask storage is less vulnerable than storage pools to an attack aiming to release radiation by overheating the spent fuel because it is already being passively cooled from exposure to the air. Additionally, if a sabotage attempt is successful, the consequences from dry cask storage are less than from storage pools simply because each cask holds a mere fraction of the fuel contained in storage

---

[3] Council on Foreign Relations, Targets for Terrorism: Nuclear Facilities, http://www.cfr.org/homeland-security/targets-terrorism-nuclear-facilities/p10213

[4] Nuclear plants need real security, CNN, March 15, 2010 (http://edition.cnn.com/2010/OPINION/03/15/faddis.nuclear.plant.security/)

[5] "Nuclear Terrorism: threats, risks and vulnerabilities," International Atomic Energy Agency website, Last update: Thursday, September 13, 2012. (http://www-ns.iaea.org/security/threats.asp)

[6] Nuclear Reactors as Terrorist Targets, New York Times, January 21, 2002. http://www.nytimes.com/2002/01/21/opinion/nuclear-reactors-as-terrorist-targets.html

pools. In other words, numerous dry casks would have to be sabotaged to emit the amount of radioactivity released from a sabotaged storage pool.

iii. The Fukushima Daiichi Disaster

In March of 2011, an earthquake off the coast of Japan resulted in a tsunami and the Fukushima-Daiichi nuclear accident. The resulting multiple meltdowns and release of radioactive material propelled the issue of nuclear power and spent fuel storage methods into global consciousness. Indeed, the spent fuel stored in pools at Fukushima was the cause of much concern after a storage pool was damaged and temperatures rose. In contrast, the spent fuel stored in dry casks was never a source of concern. As the Union of Concerned Scientists stated in an April 2012 letter to members of the Senate:

> [D]uring the Fukushima accident, there was a lot of concern about the fuel in the spent fuel pools but none about the fuel in the dry casks at the reactor site—which remained safe throughout the accident. And although current evidence indicates that the fuel in the Fukushima pools did not ultimately overheat and burn, if the Fukushima pools had been as densely packed as U.S. pools, that fuel may well have experienced far greater damage than it did.[7]

Luckily, the potential additional release of radiation from storage pools did not manifest. However the possibility of such a release should not be ignored. According to an April 2012 report entitled, "Estimating the Potential Impact of Failure of Fukushima Daiichi Unit 4 Spent Fuel Pool: A Local Problem for Japan or a Global Mega Crisis?" released by Holophi CH, a Swiss-based industrial analytics think-tank, even a 10 percent release of the damaged Fukushima storage pool's inventory of radioactive cesium and strontium would "represent 3 to 10 times the March 11, 2011 release amounts, substantially increasing risk levels in Japan and marine life." If cooling water for the pool is lost, said the report, "a major release of radioactive material could result," adding that, "[g]iven the large amounts of heat generated by the fuel rods, the temperature would rise quickly. These rods are surrounded by zirconium cladding and at high temperatures, this cladding catalyzes hydrogen production, can generate additional heat and even explode and burn."[8] The risk of such a catastrophic event resulting from the loss of water from a spent fuel storage pool is even greater in cases where spent fuel is stored more densely.

iv. Consensus among Experts: Dry Cask Storage is Safer

---

[7] Union of Concerned Scientists letter to Senators Alexander, Bingaman, Feinstein and Murkowski, April 27 2012 (accessible at: http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf)

[8] "Estimating the Potential Impact Of Failure Of the Fukushima Daiichi Unit 4 Spent Fuel Pool," Holophi Special Report On Fukushima Daiichi SFP 4 April, 2012 (accessible at: http://www.bellona.org/filearchive/fil_Holophi-Special-Report-on-Fukushima-SFP-4-r.pdf)

A large number of experts believe that dry cask storage of nuclear waste is safer than the storage pool method and can be done earlier than is commonly practiced. This is the crux of the ongoing policy debate – a difference between company experts and the NRC's standing policy, versus an emerging consensus of credible national research organizations and panels, and other nuclear safety organizations and researchers.

In 2003, a team of scientists led by Robert Alvarez carried out an independent study of safety issues associated with the storage of spent fuel in reactor pools. The Alvarez report recommended that U.S. plant operators reduce their pool inventories and return to a more open storage configuration by transferring relatively older fuel to dry casks, which are passively cooled.[9] Alvarez authored another report in May 2011 titled, *Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage*, in which he states: "The U.S. government should promptly take steps to reduce these risks by placing all spent nuclear fuel older than five years in dry, hardened storage casks — something Germany did 25 years ago."[10]

In spite of recognition by the NRC, scientists and industry experts that five years of cooling is generally sufficient for the safe transfer of spent nuclear fuel from wet to dry storage, common industry practice among nuclear power plants in the U.S. is to store spent nuclear fuel in spent fuel pools for 10-20 years prior to transfer.[11] Instead of completing the transfer at the "earliest safe time" – at or near the 5-year mark - companies delay transfer as long as possible, generally up until their spent fuel pools are nearly full.

NextEra is no exception: In its January 4, 2013 request for exclusion to the Staff, the Company acknowledged that "dry cask storage is typically used as an alternative form of storage only after a company reaches the maximum capacity for storage of spent fuel in its storage pools." (NextEra Request for Exclusion, page 4).

This delay occurs at the expense of public safety. The Union of Concerned Scientists has stated that the practice of waiting until storage pools are at maximum capacity "significantly increases the safety and security vulnerabilities of our nuclear power plants, and needlessly puts the American people at risk."[12] Based on these facts, the Proponent sees an imperative for companies responsible for spent nuclear fuel to accelerate the transfer of spent fuel to dry cask storage, thereby closing the gap.

---

[9] Robert Alvarez et al., "Reducing the Hazards from Stored Spent Fuel Power-Reactor Fuel in the United States," *Science and Global Security* 11: 1-51, 2003.

[10] Robert Alvarez, "Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage," *Institute for Policy* Studies, May 2011, page 2.

11 United States Nuclear Regulatory Commission, "Spent Fuel Storage in Pools and Dry Casks: Key Points and Questions & Answers," (accessible at http://www.nrc.gov/waste/spent-fuel-storage/faqs.html).

12 Union of Concerned Scientists letter to Senators Feinstein, Alexander, Bingaman, and Murkowski, April 27, 2012 (accessible at http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf).

In March 2010, NRC Chairman Gregory Jaczko told industry officials at an NRC-sponsored conference that spent fuel should be primarily stored for several centuries in dry, hardened, and air-cooled casks that met safety and security standards.[13]

At the request of Congress, the National Academies completed an independent assessment of the issues surrounding spent nuclear fuel in 2004 (an unclassified public report, titled *Safety and Security of Commercial Spent Nuclear Fuel Storage*, was published in 2006). The study concluded that dry cask storage has inherent safety and security advantages over wet pool storage but is only suitable for older spent fuel (more than five years post-discharge).[14] Additionally, the Blue Ribbon Commission's January 2012 report to the Secretary of Energy states:

> "After an initial period of cooling in wet storage (generally at least five years), dry storage (in casks or vaults) is considered to be the safest and hence preferred option available today for extended periods of storage (i.e., multiple decades up to 100 years or possibly more). Unlike wet storage systems, dry systems are cooled by the natural circulation of air and are less vulnerable to system failures."[15]

Lastly, the Union of Concerned Scientists has also recognized the safety benefits of dry cask storage and has urged the Senate to take action. In an April 27, 2012 letter to Senators Dianne Feinstein, Lamar Alexander, Jeff Bingaman, and Lisa Murkowski, the Union of Concerned Scientists stated:

> "... it is critical that you address the current risk posed by spent nuclear fuel in overcrowded spent fuel pools ... In particular, we strongly recommend that you take action to require nuclear plant owners to accelerate the transfer of spent fuel from pools to dry cask storage. The accelerated transfer of spent fuel to transportable dry storage casks would not only reduce the existing safety and security risks associated with spent fuel at operating reactor sites, but would be an essential first step of any plan to ship spent fuel to a centralized storage site or geologic repository."[16]

---

[13] Ibid, page 21.

[14] National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel in Storage, *Safety and Security of Commercial Spent Nuclear Fuel Storage*, Washington DC: The National Academies Press, 2006 (accessible at http://www.nap.edu/catalog.php?record_id=11263).

[15] Blue Ribbon Commission on America's Nuclear Future, page 34. (accessible at http://cybercemetery.unt.edu/archive/brc/20120620220235/http://brc.gov/sites/default/files/documents/brc_finalreport_jan2012.pdf)

[16] Union of Concerned Scientists letter to Senators Feinstein, Alexander, Bingaman, and Murkowski, April 27, 2012 (accessible at http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf).

ANALYSIS

I. The Proposal, if implemented, will not require the Company to violate federal law, nor does the Company lack the authority to implement it.

The Company asserts that implementing the Proposal would cause the Company to move spent fuel to dry cask storage in violation of its licenses and thus violate federal law, rendering it excludable Rule 14a-8(i)(2), and further that because of this, the Proposal is beyond authority of the Company to implement, and therefore is excludable under Rule 14a-8(i)(6).

In order to draw this conclusion, the Company interprets the Proposal seeking a "policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage" as mandating action without NRC consent. The Company references its existing operating license and the opportunities to obtain an independent spent fuel storage installation license, as somehow precluding the actions sought in the Proposal.

The Company's claim that the Proposal would force the Company to violate federal law is patently untrue. Nowhere in the Proposal does it state or suggest that the policy developed by the Company should be enacted in a manner that would violate NRC rules, or ignore routine requirements for licensing. While it may be true that the Company has legally binding licenses with the NRC that require it to wait five years before transferring spent fuel from wet pool storage to dry cask storage, nowhere in the Proposal does the Proponent compel the Company to violate these legal obligations. Such an inference is unreasonable and unlikely for a nuclear plant. It is well known to all involved, Company and shareholders alike, that this is a highly regulated industry. Adoption of a Company policy to enhance safety necessarily implies continued lawful operation within the regulated environment in which the Company does business.

A similar issue was raised in *Central Maine Power Company* (January 28, 1980). The proposal called for the company to take steps to remove spent nuclear fuel from its nuclear power plant, Maine Yankee Atomic Power Plant Site. The company sought to omit the proposal on the basis of Rule 14a-8(c)(2), claiming that the proposal would require the company to violate federal law because the company would need to obtain federal permits to move the spent fuel. The SEC staff were unable to conclude that the company met the burden of demonstrating that implementation of the proposal would require the issuer to violate federal law, because the proposal did not require management to transport the spent fuel rods without obtaining the necessary license. Absent a specific showing that the NRC would not grant the license, the company could not omit the proposal on the basis of 14a-8(c)(2).

Similarly, in the present instance, the Company has not demonstrated that license amendments would not be forthcoming or that the Proposal requires actions prior to receiving license amendments.

The current license allows the Company to move spent fuel to dry casks as early as five years after the fuel is taken out of service, which is apparently more rapidly than the Company's current practice. In its January 4, 2013 request for exclusion to the Staff, the Company acknowledged that "dry cask storage is typically used as an alternative form of storage only after a company reaches the maximum capacity for storage of spent fuel in its storage pools." (NextEra Letter, page 4).

Further, federal law allows modification of licenses. Should the Company see fit to request license modification in order to transfer spent fuel from wet to dry storage with a waiting period of less than five years, federal law would permit this request.

Though the Company suggests that NRC has a five-year minimum cooling time "policy", and cites to the NRC website fact sheet on dry cask storage to support this allegation, it is not clear to what extent this document indicates that any "policy" has been established by the NRC regarding minimum storage time. The NRC has in fact authorized transfer sooner than five years in some instances, and references this fact elsewhere on its website.

a. The speed at which spent fuel can be transferred is determined largely by the design of the storage casks approved under the company's licenses with the NRC.

Companies may only use dry storage casks that have been approved by the NRC. The time period that the NRC requires companies to wait to transfer spent nuclear fuel from wet to dry cask storage is determined by the dry cask vendors who must submit their designs to the NRC and get the commission's approval of a design (Certificate of Compliance) before it can be used. The time parameter determined by the vendor and approved by the NRC is established from the inherent safety limitations of the approved cask system design. As the Company acknowledged in its January 4 request for exclusion, among the specifications that must be included in a vendor's certificate of compliance is the "minimum acceptable cooling time of the spent fuel prior to storage in the spent fuel storage cask." Therefore, the definition of "earliest safe time" for transfer is necessarily reliant upon the design of the approved storage casks to which the spent nuclear fuel will be transferred, and which are approved in the Company's NRC licenses. The "earliest safe time" could only be shorter were the Company using a different dry cask storage system. Thus, the Proposal's request that spent fuel be transferred "at the earliest safe time" cannot lead the Company to transfer earlier than current licenses require because it is clear that the earliest safest time would not be less than the "minimum acceptable cooling time" of the Company's licensed cask design.

b. Federal statutory and regulatory law does not prohibit a shorter wait time than five years before transfer to dry casks, and allows for modification of permits and licenses.

As the Company notes, spent fuel may be transferred safely with less than five years of cooling based on number of variables including the type of fuel involved. Though NRC independent spent fuel storage installation (ISFSI) licenses generally require companies to wait at least 5 years before transferring spent fuel to dry cask storage, the NRC has authorized transfer as early as 3 years.[17] The NRC's website also indicates that spent fuel can be transferred from spent fuel pools to dry storage after cooling for one year.[18] There are no statutory provisions prohibiting a shorter cooling period. Current regulations would not prohibit the Company from applying to use a dry cask storage system engineered with design specifications that allowed for a shorter wait time, if this unit were first approved by the NRC.

The fatal flaw in this licensing argument by the Company is revealed by the following sentence (page 5 of the Company letter):

The possibility of earlier safe transfer is acknowledged by the NRC's regulations. See 10 CFR 72.56 and 72.60.

But when one views these referenced regulatory provisions, one finds that these are simply the provisions that allow the modification of licenses and permits. They describe the process by which an applicant could apply for license modification:

§ 72.56

Application for amendment of license.

Whenever a holder of a specific license desires to amend the license (including a change to the license conditions), an application for an amendment shall be filed with the Commission fully describing the changes desired and the reasons for such changes, and following as far as applicable the form prescribed for original applications.
[64 FR 53616, Oct. 4, 1999]

§ 72.60

Modification, revocation, and suspension of license.

(a) The terms and conditions of all licenses are subject to amendment, revision, or modification by reason of amendments to the Atomic Energy Act of 1954, as amended, or

17 United States Nuclear Regulatory Commission, "Spent Fuel Storage in Pools and Dry Casks: Key Points and Questions & Answers," (accessible at http://www.nrc.gov/waste/spent-fuel-storage/faqs.html).

18 http://www.nrc.gov/waste/spent-fuel-storage/dry-cask-storage.html. The second paragraph on this webpage states that fuel can be transferred from spent fuel pools to dry storage after cooling for one year.

> by reason or rules, regulations, or orders issued in accordance with the Act or any amendments thereto.
> (b) Any license may be modified, revoked, or suspended in whole or in part for any of the following:
> (1) Any material false statement in the application or in any statement of fact required under section 182 of the Act;
> (2) Conditions revealed by the application or statement of fact or any report, record, inspection or other means which would warrant the Commission to refuse to grant a license on an original application;
> (3) Failure to operate an ISFSI or MRS in accordance with the terms of the license;
> (4) Violation of, or failure to observe, any of the terms and conditions of the Act, or of any applicable regulation, license, or order of the Commission.
> (c) Upon revocation of a license, the Commission may immediately cause the retaking of possession of all special nuclear material contained in spent fuel and/or reactor-related GTCC waste held by the licensee. In cases found by the Commission to be of extreme importance to the national defense and security or to the health and safety of the public, the Commission may cause the taking of possession of any special nuclear material contained in spent fuel and/or reactor-related GTCC waste held by the licensee before following any of the procedures provided under sections 551-558 of title 5 of the United States Code.

The Company can certainly refer to and deploy these regulatory provisions should it decide to implement the recommendations of the Proposal in a manner that requires, for instance, transfer sooner than five years after fuel is taken out of use in a reactor. Indeed, this would probably require the Company to seek a license for a different kind of dry cask storage system than those it currently has in place. But the existence of these NRC regulations certainly does not negate or impede the company from adopting a policy for more rapid transfer to dry cask storage.

If the Proposal had required that the Company transfer fuel to dry cask reactors by a certain date which would be impossible to implement without violating NRC rules (e.g., more rapidly than a license amendment could be obtained), then the Company's argument might have more validity. But the current Proposal leaves plenty of leeway for the Company to apply for any needed licenses or amendments. It neither requires the Company to violate federal law, nor does it ask the Company to do something that is impossible. Therefore, the Proposal is not excludable under Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

II. The Proposal addresses a significant policy issue that transcends ordinary business.

The Company argues that because of the special expertise involved in management of a nuclear plant, the Proposal is an inappropriate topic for shareholder deliberation because it addresses the Company's ordinary business. Rule 14a-8(i)(7). **However, in *Dominion Resources* (January 31, 2013) the Staff affirmed that the same Proposal filed by the**

Proponent at a different company addressed a significant policy issue and was not excludable under Rule 14a-8(i)(7).

By reason of the *Dominion Resources* decision, this issue appears to be settled for this Proposal. As with Dominion Resources, there is a clear nexus to Entergy for the policy issues involved, because as with Dominion Resources, it is clear that spent fuel is being stored in pools by Entergy and could be moved earlier, increasing the safety of the Company's operations.

Although this issue appears settled, we will reiterate below, some of the key reasons why the current Proposal is not excludable under the ordinary business rule, as we set forth in our reply on Dominion Resources.

As one of the foremost safety controversies for the nuclear industry at present, the current Proposal falls solidly within the history of SEC decisions supporting shareholder proposals on nuclear safety as transcending ordinary business. Since 1976, issues related to the safety of nuclear power as an energy source **have always been a key example cited by the SEC Staff, throughout the history of Staff no action letters. It is perhaps the most often cited significant policy issue that transcends ordinary business.**

In the 1976 Release (Release No. 34–12999) the Staff wrote:

> the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct the proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, **it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that the determination whether to construct one is not an "ordinary" business matter**. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations.... where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them. [emphasis added].

The Staff policy stated in that Release regarding nuclear power has continued to hold sway. For instance in *General Electric Company* (January 17, 2012, aff'd upon reconsideration March 1, 2012), requested that General Electric reverse its nuclear energy policy, and as soon as possible phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment. General Electric had asserted that these issues represented an ordinary business issue, and did not focus on a significant policy issue. In its response denying no action relief the Staff replied, "we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976)."

Notably, General Electric attempted to argue on reconsideration that because some of General Electric's nuclear activities do not implicate significant policy issues, the proposal was overly broad and reached into matters of ordinary business. For instance, the company asserted that GE's healthcare business operated full-service nuclear pharmacies, which did not raise the "policy issues regarding economic and safety considerations attendant to nuclear power plants." It also cited other aspects of GE's business that, the company asserted, did not implicate significant policy issues, such as recycling of fuel from nuclear power plants and production of radiation monitors and production of radioisotopes for cancer treatments. Despite this array of issues, the Staff did not find a basis to reconsider its decision finding that the proposal was not excludable as ordinary business, and that the safety issues still predominated. In the present case, there is even less of a link to matters of ordinary business. Therefore, the current Proposal should be seen as even less excludable than the General Electric proposal.

The Company attempts to distinguish the line of Staff decisions finding that nuclear power safety issues are transcendent, significant policy issues by asserting that in the present instance, the Proposal does not "implicate a decision regarding whether the Company should construct a nuclear power plant, nor is it a proposal that has 'major implications' for the communities in which the Company's plants are located."

Quite to the contrary of this Company assertion, the decision as to whether to leave spent fuel into spent fuel pools or to expedite its movement to dry cask storage is a fundamental and potentially fateful question regarding how dangerous the facility will be within the community in which it operates. In the event of a major accident or assault on the facility, whether the Company has implemented the Proposal may make all the difference between a catastrophic exposure of the community to radioactive materials, or a near miss in which safeguards work as they have at other sites.

So this is very much in line with other safety questions that have been found to be significant policy issues.

The current Proposal stands in sharp contrast to prior proposals on nuclear facilities cited by the Company that were allowed to be excluded under the auspices of ordinary business. In *Duke Power Co.* (March 7, 1988) the proposal asked for a report providing the best factual and scientific information available, detailing the company's environmental protection and pollution control activities. The proposal was allowed to be omitted under rule 14a-8(c)(7). We view this particular decision as outdated. Today, proposals for such reports are commonly deemed nonexcludable by the SEC, now that the guidance for providing such reports in a shareholder relevant form has been created through the Global Reporting Initiative. *See*, for instance, *Cleco Corp.* (January 26, 2012).

By contrast, the other proposal cited by the Company as relevant to nuclear power, *Carolina Power & Light Co.* (March 8, 1990) involved a very prescriptive and detailed report request (micromanagement) with the ask reading like a regulatory report. It asked for a report to include "every incident, error, failure, event, accident reported to the NRC, and itemization of major parts requiring work because of design errors, and an accounting of workers' radiation exposure during each repair or replacement. With those details, and a prescription that the requested report "shall include but not be limited to" such information, the company's micromanagement argument prevailed. This was asking for "detailed operating information" rather than "policy information." The proposal was allowed to be omitted from the company's proxy material under rule 14a-8(c)(7). This stands in contrast to the current Proposal, which describes broad policy questions for the Company to address and report on.

Unlike those proposals, the current Proposal addresses critical and urgent safety issues and does so without micromanaging.

The Company goes on to assert that even though a proposal may be crafted in the context of a significant policy issue, this would not alter the conclusion that the proposal is excludable. The examples cited by the Company in this part of its letter are not relevant to the Proposal at issue. Some of those proposals involved requests containing a hybrid of subject matters that reflected significant policy and subject matters that were solely ordinary business.

Addressing choice of technology does not make a proposal excludable when it otherwise addresses a significant policy issue.

The Company Letter attempts to distinguish the current Proposal based on the fact that it focuses on a specific technology, waste storage technologies, rather than the question in some other nuclear shareholder proposals of whether to phase out the use of nuclear power entirely. However, if the subject matter giving rise to the Proposal is a significant policy issue, then addressing methods or technologies does not render the Proposal excludable unless the Proposal otherwise attempts to micromanage the activities of the Company. The controversy surrounding dry cask storage is just such a policy issue. This is similar to other seemingly technical issues that shareholders have nevertheless been able to file as proposals, and on which the Staff has concluded it was appropriate (not excludable ordinary business) for shareholders to deliberate on.

For instance, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. While initially not considered by the staff to be a significant social policy issue, upon reconsideration after a more complete presentation of the havoc that antibiotics are causing for public health worldwide, in *Tyson Foods Inc.* (December 15, 2009), the staff reconsidered and agreed that this was a significant social policy issue, an appropriate issue for shareholders, and should not be excluded under the ordinary business exclusion.

As an issue that has been heavily discussed in the media, in the context of terrorism and the Fukushima disaster, dry cask storage is not unfamiliar or too technical for shareholders, especially shareholders who invest in the nuclear sector. As with many other technology issues that also implicate a significant policy issue, this is not a topic that is out of reach of shareholder comprehension.

If this were merely a technical issue, and not a matter of public controversy, then perhaps the Company's ordinary business argument would prevail. But instead, this is a choice of technology issue that is interwoven with the very significant policy concerns about nuclear safety, and therefore follows a long line of similar cases where discussion of choice of technology did not render proposals excludable.

For instance, animal cruelty has long been treated as a significant social policy by the Staff. Proposals that request written plans or even specific technologies to address that concern are not excludable as ordinary business. Likewise, requesting a report on the feasibility of using a specific technology, such as controlled atmosphere killing, was not deemed excludable under Rule 14a-8(i)(7), *Hormel Foods Corp.* (November 10, 2005), nor was a shareholder proposal that asked the board to prepare a detailed report that would incorporate a written plan with a timeframe for replacing, reducing and refining the use of animals in research, development and testing. *Baxter Int'l. Inc.* (February 11, 2009).

The examples the Company uses to make its ordinary business argument that proposals can be excludable even though they relate to a significant policy issue are inapposite. For instance, *WPS Resources Corp.* (February 16, 2001) asked a utility to develop new cogeneration facilities and improve energy efficiency. What is notable in this example is that the proposal does not involve a significant policy issue. In the absence of a significant policy issue, involvement of a shareholder proposal in details of technology choices can be excludable. But in the current instance, the safety controversies involved are significant policy issues transcending ordinary business.

The Proposal also relates to the significant policy issue of terrorism prevention.

In the aftermath of the events of September 11, 2001, security and terrorism prevention became significant policy issues and were recognized as such by Staff. So, asking PG&E to adopt and implement a plan to reduce vulnerability to a nuclear accident or terrorist attack was not considered ordinary business. *PG&E Corp.* (February 28, 2002). Nor was a proposal considered ordinary business in the chemical production sector, requesting a report on the implications of a policy for reducing potential harm from a potential release of chemicals in this company's facilities by increasing security at the facilities. *E.I. du Pont de Nemours and Co.* (February 24, 2006). The current Proposal also implicates terrorism prevention, and is similarly not excludable on this additional basis.

The specific issues in the Proposal regarding dry cask storage are significant policy issues.

As shown in detail in the Background section above, the issue of how nuclear power plants store spent fuel rods is a significant policy issue that is further exemplified by recent events, extensive coverage in the media, and interest in the issue from lawmakers.

i. Recent events have elevated the importance and urgency of the issue of dry cask storage

As noted at more length in the background section above, the closing of Yucca Mountain and the absence of a permanent storage solution for spent nuclear fuel, the vulnerabilities of nuclear power plants to terrorist attacks, and the Fukushima Daiichi disaster provide the context for the current issue of spent fuel storage as a significant policy issue.

ii. Media coverage and Congressional focus

The storage of spent nuclear fuel has received significant coverage in the media and attention from Congress and federal regulators. A New York Times article from July 2011 noted that, "[s]everal members of Congress are calling for the [spent nuclear] fuel to be moved from the pools into dry casks at a faster clip, noting that the casks are thought to be capable of withstanding an earthquake or a plane crash, they have no moving parts and they require no electricity."[19] The issue of dry cask vs. wet pool storage has received congressional interest and attention in the press more recently as well. A New York Times article (December 18, 2012) noted that Senator Ron Wyden, the new chairman of the Senate Energy Committee, wants the department of Energy to "pay for moving some of the wastes out of spent fuel pools at the nation's highest-risk reactors and into dry casks." Indeed, the chairwoman of the NRC has also expressed support for moving spent fuel to dry cask storage.[20] The call for dry cask storage was also raised in a New York Times op-ed dated November 2012.[21]

After an October 2011 earthquake in central Virginia, the Washington Post reported how many of the dry casks storing spent nuclear fuel at the North Anna power plant in Louisa County shifted during the earthquake, yet remained completely safe. A Dominion Resources spokesperson said about the dry casks: "They are safe and remain intact . . . they are designed not to fall over and they didn't fall over."[22]

Concern over spent nuclear fuel storage has received coverage in the press and interest from congress on the other side of the country as well. In California, Senator Dianne Feinstein was quoted in an article stating, "I have a hard time understanding why the Nuclear

---

[19] A Safer Nuclear Crypt, *The New York* Times, July 5 2011. http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0

[20] Come January, Another Try on Nuclear Waste, *The New York Times*, December 18 2012. http://green.blogs.nytimes.com/2012/12/18/come-january-another-try-on-nuclear-waste/

[21] Japan's Nuclear Mistake, *The New York Times*, November 28 2012. http://www.nytimes.com/2012/11/29/opinion/japans-nuclear-mistake.html

[22] Quake shifted nuclear storage containers at Virginia plant," Washington Post, September 1, 2011. (http://www.washingtonpost.com/national/health-science/quake-shifted-nuclear-storage-containers-at-virginias-north-anna-plant/2011/09/01/gIQA1OeUuJ_story.html)

Regulatory Commission has not mandated more rapid transfer of spent fuel to dry casks . . . To me, that suggests we should at least consider a policy that would encourage quicker movement of spent fuel to dry cask storage."[23]

III. The Proposal is neither vague nor misleading.

Finally, the Company attempts to argue that the Proposal is vague or misleading. Again, the Company is overreaching. This is not an instance where shareholders would be unclear on what they are voting on, or in which the board or management would be unable to ascertain how they are supposed to implement the Proposal. Quite to the contrary, the plain and simple language of the Proposal makes it clear that the core of the Proposal is for the board of directors to adopt and implement a policy to accelerate the transfer of spent fuel to dry casks.

The Proposal is unlike the precedents cited by the Company where staff agreed the company or the shareholders would be able to determine with reasonable certainty what actions or measures the proposal required. This is not an instance in which the actions taken by the Company upon implementation could be significantly different from actions envisioned by shareholders voting on the proposal, nor where the plain language of the proposal could reasonably be subject to different interpretations.

Examining a few of the cases cited by the Company demonstrates how different the current Proposal is from those where the staff found the proposals to be vague or misleading. In *Exxon Corp.* (January 29, 1992) the proposal requested that "no one be elected to the board of directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 after losing a considerable amount of money." In addition to the difficult grammar and difficulty of parsing those references to the bankruptcy law, is hard to understand how the company could implement this and exactly what "losing a considerable amount of money" would mean.

The proposals in *Wellpoint* (February 24, 2012), *Smithfield Foods* (July 18, 2003) and *Berkshire Hathaway* (March 2, 2007) all relied upon an external standards that were not well explained. By contrast, terms in the current Proposal do not rely upon references to external standards. *Wellpoint* (February 24, 2012) focused on of standards of director independence (the New York Stock Exchange standard) in order to implement a central aspect of the proposal but failed to describe the substantive provisions of the standard. The proposal in Smithfield Foods (July 18, 2003) sought preparation of a report describing "the environmental, social and economic impacts" of hog production "based upon the Global Reporting Initiative guidelines". The company asserted that the proposal was vague it lacked a description or summary of the Guidelines and their requirements. This omission would prevent shareholders from understanding what they were being asked to consider. The proposal in *Berkshire Hathaway* (March 2, 2007) requested that the company "not invest in the securities of any

[23] Nuclear energy: Dianne Feinstein seeks precautions, *SFGate*, March 30, 2011. http://www.sfgate.com/politics/article/Nuclear-energy-Dianne-Feinstein-seeks-precautions-2376950.php

foreign corporation or subsidiary thereof that engages in activities that would be prohibited for U.S. corporations by Executive [O]rder of the President of the United States." The company argued that this request for divestiture was vague because, though the supporting statement addressed Executive Order 13067, the plain language of the proposal could be understood to apply to *any* Executive Order issued then or at any point in the future. Also, the company contended that it was impossible to determine which foreign companies were presently in compliance with the entire body of existing Executive Orders, both because of the volume of Orders, and the lack of public disclosure by foreign companies of potential compliance/conflict with U.S. Orders. Insofar as the proposal could be understood as applying only to Executive Order 13067, the company argued that the omission of specific substantive provisions of Order 13067 from the proposal and lack of an accurate summary of that Order prevented shareholders from understanding what they would be asked to consider. None of these proposals, or others referenced by the Company on vagueness, is germane to the current proposal.

Though the Company alleges that the Proposal is deficient for failure to define key terms and concepts that are subject to multiple interpretations, the terms in the proposal are written in plain language that does not necessitate external definition and on which shareholders and the Company would be able to understand what is requested.

1. Earliest Safe Time

As discussed above, the "earliest safe time" that the Company could transfer spent fuel from wet to dry storage is largely dependent upon the specifications of the approved dry storage cask units, which the Company's licenses with NRC authorize the Company to use. However, the board would be expected to use its discretion and expertise to analyze this issue and determine an appropriate timeframe.

This Proposal asserts that an interest in public safety creates an imperative for the transfer of high-level nuclear waste, such as spent fuel, to be transferred from wet to dry storage as quickly as is safely possible. In voting on this Proposal, shareholders would be voting for the Company and Board of Directors to exercise their discretion in creating nuclear waste handling policies, obtaining and/or modifying relevant nuclear waste licenses on the side of swift transfer. As a precatory Proposal that asks the board to adopt a policy, there is also ample flexibility in this language for the Board to consider factors such as cost and operational needs.

Shareholders do not need to know when the exact "earliest safe time" is in order to ask their Company and Board to act swiftly and in the interest of public safety. Furthermore, if the Proposal did specify the "earliest safe time" for transfer, we could expect the Proposal to be labeled by the Company as micromanagement, and also to create more of a problem in being asked to do actions on a timeline that is contingent on future NRC licensing. The Proposal as written strikes the appropriate balance between accountability to shareholders and Board discretion.

2. Clear Meaning of "Waste" as Nuclear Waste

The use of the term "waste" in the final paragraph of the Proposal clearly refers to nuclear waste, as has been discussed in three of the four preceding paragraphs of the Proposal. The topic of the Proposal, considered as a whole, is the Company's policies in handling the nuclear waste from its nuclear power plants. The use of the word "waste" in the final paragraph refers to "nuclear waste." This is clear from the earlier use of the terms "spent fuel pools", "spent nuclear fuel", and "spent fuel rods", and it is common knowledge that "spent nuclear fuel" is a form of nuclear waste.

3. The Dangers of Nuclear Waste Are Common Knowledge.

It is common knowledge that nuclear waste is a hazardous material that poses an extreme risk of harm to public health and the environment if handled inappropriately. The Proposal states that dangers might arise from "accident or sabotage" of nuclear waste in wet storage and presents the specific example of risk of fire in wet storage spent fuel pools. The Proposal also cites a report by the National Academy of Sciences, a preeminent U.S. research body, which found that dry storage has safety and security advantages over wet storage. The omission from the Proposal of the long list of hazards described by the National Academy of Sciences and many other reports does not make the Proposal vague or misleading. The Proposal itself adequately presents the fact that many experts believe dry storage has safety advantages over wet storage, and shareholders voting on the Proposal are adequately informed of that fact.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under any of the exclusion rules asserted by the Company.

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

EXHIBIT A
Text of the Shareholder Proposal

NUCLEAR POWER SAFETY

WHEREAS, NextEra Energy, Inc., currently owns and operates three nuclear power plants in the states of Iowa, Wisconsin, and New Hampshire, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that NextEra Energy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637-5910

January 4, 2013

Rule 14a-8(i)(2)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)
Rule 14a-8(i)(3)

By E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc.
Shareholder Proposal of New York State Common Retirement Fund

Ladies and Gentlemen:

On behalf of NextEra Energy, Inc. (the "Company"), the undersigned is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal (the "Proposal") submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Proponent").

The undersigned also requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company so excludes the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its exhibit are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibit also is being sent to the Proponent. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the undersigned is taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned and to Alissa E. Ballot at the Company.

The Company currently intends to begin printing its 2013 proxy materials on March 27, 2013 and to file its 2013 proxy materials with the Commission on or about April 8, 2013.

THE PROPOSAL

The text of the Proposal is set forth below:

"WHEREAS, NextEra Energy, Inc., currently owns and operates three nuclear power plants in the states of Iowa, Wisconsin and New Hampshire, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, <u>Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report</u>, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (<u>U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security</u>, 2011), and

THEREFORE, be it resolved that shareholders request that NextEra's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information."

BASES FOR EXCLUSION

The undersigned hereby requests that the Staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, require the Company to violate federal law;
- Rule 14a-8(i)(6) because the Proposal is beyond the Company's authority to implement;
- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite and fails to define key terms or offer sufficient guidance on its implementation.

I. Rule 14a-8(i)(2) – The Proposal Would Require the Company to Violate Federal Law

The Exclusion

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. For the reasons set forth below, in our opinion, implementation of the Proposal would cause the Company to violate both the Atomic Energy Act and Nuclear Regulatory Commission ("NRC") regulations by causing the Company to violate the licenses issued by the NRC for the operation of the Company's nuclear power plants and/or for the storage of spent nuclear fuel in its onsite storage facilities.

Applicability of the Exclusion

By proposing that the Company transfer spent nuclear fuel from spent fuel pools to dry cask storage at the "earliest safe time," the Proposal would require the Company to move spent fuel sooner than is permissible under licenses issued to the Company by the NRC and therefore would require the Company to violate federal law.

The Company, through subsidiaries, owns eight nuclear power plants, located at five sites in four states. The ownership and operation of a nuclear power plant in the U.S. requires a license from the NRC. NRC regulations require that licenses for commercial nuclear power plants be issued only upon a finding that the owner/operator of the facility has complied and continues to comply with the NRC's rules, regulations and orders. The Company has obtained an operating license from the NRC for each of its nuclear power plants.

Permissible Storage Methods. The NRC recognizes two acceptable methods for storing spent nuclear fuel after it is removed from the reactor. The first method involves storing the spent fuel in a pool of water, which must be at least 20 feet deep. All spent fuel in the U. S. is stored using the storage pool method upon its initial removal from the reactor, and most spent fuel in the U.S. continues to be stored in storage pools.

The second acceptable method of storing spent fuel involves the movement of spent fuel from storage pools to dry casks. The NRC began permitting this form of storage in 1988 (although the first dry storage license was not issued until 1992). There are different forms of dry cask storage, but generally the method involves storage of spent fuel in steel cylinders that are either welded or bolted closed. Each cylinder is surrounded by additional steel, concrete or other material. Dry cask storage is typically used as an alternative form of storage only after a company reaches the maximum capacity for storage of spent fuel in its storage pools.

The Company's Operating Licenses. The Company's operating licenses require the Company to comply with the plant's NRC-approved Technical Specifications ("TS"). The TS establish, among other things, design, operation, and maintenance requirements for the plant systems relied upon for receiving, transferring, monitoring, and storing nuclear fuel. While NRC regulations governing the design of U.S. nuclear power plants require that the facility be capable of safely storing spent fuel on site, see 10 CFR Part 50, App. A ("General Design Criteria for Nuclear Power Plants") at Criterion 60–64, NRC regulations also permit licensees to store spent fuel in a separately licensed "independent spent fuel storage installation," or "ISFSI."

ISFSI License. There are two ways an ISFSI may be licensed. A "site-specific license" authorizes operation of a storage facility at a nuclear power plant or elsewhere, subject to the NRC's standard licensing requirements.. A site-specific license contains technical requirements and operating conditions for the ISFSI, such as fuel specifications, cask leak testing, and surveillance requirements, and specifies what the licensee is authorized to store at the site.

Alternatively, a nuclear power plant operator may operate an ISFSI under a "general license" using NRC-approved dry storage casks. To obtain a general license, a company must perform an evaluation of its site to demonstrate that the site is adequate for storing spent fuel in dry casks. The evaluation must include a review of the plant's security program, emergency plan, quality assurance program, training program and radiation protection program. The Company has obtained general ISFSI licenses permitting onsite dry fuel storage for each of its nuclear power plants.

NRC regulations specify that dry storage of spent fuel at generally licensed ISFSIs is permitted only in NRC-approved casks. See 10 CFR 72.212(2). An NRC-approved cask is one that has undergone a technical review of its safety aspects and been found to meet all of the NRC's requirements specified in 10 CFR Part 72. See 10 CFR 72.230, *et. seq.* To obtain NRC approval of a dry cask design, a vendor must prepare and submit for NRC approval a "manufacturer's certificate of compliance" ("CoC") that specifies the terms and conditions of each licensee's use of the vendor's dry casks. *Id.* Among the specifications that must be included in the CoC is the "minimum acceptable cooling time of the spent fuel prior to storage in the spent fuel storage cask." See 10 CFR 72.236(a).

To satisfy this specification, the NRC has implemented a safety policy that requires a minimum five-year cooling period in the storage pool, and the NRC makes this five-year cooling period an express condition within each vendor's CoC. See the NRC's *Fact Sheet on Dry Cask Storage of Spent Nuclear Fuel*, http://www.nrc.gov/reading-rm/doc-collections/fact-sheets/dry-cask-storage.html ("NRC requires ... spent fuel to be cooled in the spent fuel pool for at least five years before being transferred to dry casks."). This requirement is then imposed on the power plants that use these casks by requiring, generally as an express condition of the plant's storage facility license, that the facility comply with the manufacturer's NRC-approved CoC (including the five-year minimum storage pool cooling period).

The CoC (and corresponding ISFSI license) requirement that spent fuel remain in a storage pool for at least five years prior to dry cask storage does not mean that the NRC has determined that earlier transfer of all spent fuel is unsafe. In fact, spent fuel might be transferred safely sooner than after five years of cooling based on a number of variables, including, for example, the type of fuel involved. The possibility of earlier safe transfer is acknowledged by the NRC's regulations. See 10 CFR 72.56 and 72.60.

As storage pools at any of the Company's facilities have approached their storage capacity, the Company has applied for and received ISFSI licenses at each of its nuclear power plants. Pursuant to the authority granted the Company by these licenses, the Company has begun moving spent fuel from its storage pools into dry cask storage. As discussed above, the NRC-mandated CoC for the dry casks used by the Company requires that spent fuel remain in storage pools for at least five years before being transferred to dry casks. While the "earliest safe time" for transfer might be sooner than the required five-year cooling period, any fuel transfer into dry casks before the expiration of five years would cause the Company to violate the terms of its ISFSI licenses and therefore to violate the requirements of 10 CFR 72.22(c).

The Staff has previously permitted exclusion under Rule 14a-8(i)(2) of proposals that, like the Proposal, would cause the company to violate federal law if implemented. In *Gannett Co.* (February 22, 2012), for example, the Staff permitted exclusion of a proposal that would have amended the company's bylaws to provide that certain controversies or claims be settled by arbitration. The Staff agreed that implementation of the proposal would have resulted in a violation of Section 29(a) of the Exchange Act, which prohibits waivers of substantive rights under the Exchange Act. *See, also Alaska Air Group* (March 11, 2011) (same).

For all of the foregoing reasons, it is our opinion that implementation of the Proposal would cause the Company to violate both the Atomic Energy Act and Nuclear Regulatory Commission ("NRC") regulations. Accordingly, the Proposal may be excluded from the Company's 2013 proxy materials under Rule 14a-8(i)(2).

II. Rule 14a-8(i)(6) -The Company Lacks the Power to Implement the Proposal

The Exclusion

Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement it. The Staff has recognized that a company does not have the power or authority to implement a proposal if doing so would cause the company to violate applicable law. *See Schering-Plough Corp.* (March 27, 2008) (implementation of proposal would cause the company to violate state law); *Bank of America Corp.* (February 26, 2008) (same); *PG&E Corp.* (February 25, 2008) (same); *The Boeing Company* (February 19, 2008) (same); *Noble Corp.* (January 19, 2007) (same); and *Xerox Corporation* (February 23, 2004) (same).

Applicability of the Exclusion

As discussed above, the Company lacks the power to implement the Proposal because doing so would cause the Company to violate federal law. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(6).

III. Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

The Exclusion

The Company may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micromanage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Release No. 34-12999 (Nov. 22, 1976) (the "1976 Release")).

In addition, the Commission has said that a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See Exchange Act Release No 34-20091 (August 16, 1983). Consistent with the Commission's statement, the Staff has permitted companies to exclude shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (Mar. 19, 2007) (allowing exclusion of shareholder proposal requesting report on the company's strategy and actions relating to climate change); *Bear Stearns Companies, Inc.* (February 14, 2007) (allowing exclusion of shareholder proposal requesting Sarbanes-Oxley right-to-know report); and *Pfizer, Inc.* (January 13, 2006) (allowing exclusion of shareholder proposal requesting report on the risks of liability arising from the distribution of certain of the company's products).

Applicability of the Exclusion

Ensuring the safety of the Company's nuclear power plants, including its spent fuel, is a fundamental task upon which the management and employees of the Company are focused every day. While the performance of safety systems at a nuclear power plant may be more important than the performance of safety systems in other industries and businesses, the day-to-day business of maintaining a safe working and community environment and ensuring the safety of nuclear power plants for the companies authorized to own and operate such facilities is no less "routine" than maintaining safety at any other worksite. The Company manages the design and operation of its nuclear power plants, including the spent fuel pool, in accordance with the technical and safety requirements of the NRC in the ordinary course of its business. Accordingly, the continual review and monitoring of spent nuclear fuel storage is an important, but ultimately ordinary, aspect of the Company's business.

Overseeing the safety and proper storage of spent nuclear fuel requires extremely detailed policies and procedures based on complex scientific and engineering principles and significant technical expertise. The Company has rigorous controls in place to ensure that the Company's spent fuel is stored safely and in compliance with the requirements of the NRC. It is simply not reasonable to expect shareholders as a body to be capable of analyzing the relative safety of alternative means of storing spent fuel to the extent requested by the Proposal. Accordingly, the Proposal "prob[es] too deeply into matters of a complex nature ...." In similar circumstances, the Staff has permitted exclusion of proposals that seek to involve shareholders in highly technical matters. See, e.g., *Carolina Power and Light Company* (avail. Mar. 8, 1990) (permitting exclusion of proposal requesting a detailed report on the company's nuclear plant operations, including causes, consequences and resolution of plant shut downs).

In addition, the nuclear power industry is highly regulated and subject to oversight by the NRC, the primary regulator of radiological health and safety matters. Congress has designated the NRC as the sole agency responsible for ensuring the safety of design, construction and operation of commercial nuclear facilities in the United States. This exclusive responsibility for safety includes the sole authority to oversee and regulate reactor radioactive material safety and spent fuel management—including the storage, security, recycling and disposal of spent fuel. Consistent with the NRC's mission, NRC rules and regulations ensure that the health and safety of the public are protected at all times. Other federal agencies, including the Environmental Protection Agency, the Department of Energy (including the Federal Energy Regulatory Commission and the North American Electric Reliability Corporation), the Federal Communications Commission, the Federal Aviation Administration, the U.S. Fish and Wildlife

Service, the National Marine Fisheries Service, the Department of Labor (including the Occupational Safety and Health Administration), the Department of Transportation and the Department of Homeland Security, among others, have ancillary jurisdiction over certain non-radiological aspects of nuclear power. Several state and local governmental agencies also have jurisdiction over certain nuclear power plant matters.

This regulatory regime is characterized by highly technical rules and regulations requiring specialized knowledge to comprehend fully and to apply. The Staff has agreed in the past that matters regarding compliance with government regulations affecting the operation of nuclear plants may involve ordinary business operations. See *Duke Power Co.* (avail. Mar. 7, 1988) (allowing exclusion of a proposal seeking a report on environmental protection and pollution control activities at a nuclear plant "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., compliance with governmental regulations relating to the environmental impact of power plant emissions)").

We are aware that certain topics involving nuclear power, particularly the decision to construct a new plant, may raise significant policy issues. The Commission noted in the 1976 Release:

> "[T]he term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view."

The Proposal, however, does not implicate a decision regarding whether the Company should construct a nuclear power plant, nor is it a proposal that has "major implications" for the communities in which the Company's plants are located. Rather, the Proposal seeks to micromanage the Company by seeking to impose shareholder oversight of the storage of a byproduct of the Company's products (i.e., energy produced by nuclear power). The Company's power plants already exist, already produce spent nuclear fuel, and already store spent fuel in a manner deemed safe by the NRC. The Proposal merely recommends that the Company adopt an alternative means of managing the storage of its spent fuel.

A proposal seeking to dictate details of a company's operations or products is excludable even though the proposal may relate tangentially to, or be crafted in the context of, a matter of significant policy (such as nuclear safety). See *Dominion Resources, Inc.* (February 9, 2011) (allowing exclusion of a proposal seeking new processes for renewable power generation, even though proposal touched on important policy issue of environmental protection, because focus of proposal was on products and services offered by the company). Where, as here, the focus of a proposal is on a company's choice of technologies for use in its operations rather than on a tenuously related significant policy matter, the proposal is excludable under Rule 14a-8(i)(7). See, e.g., *WPS Resources Corp.* (February 16, 2001) (allowing exclusion of proposal requesting that the company develop and implement a plan to improve energy efficiency by deploying small-scale co-generation technologies); *Northern Santa Fe Corp.* (January 22, 1997) (allowing exclusion of proposal requesting report on development of railway safety system different from the one used by the company because focus of proposal was choice of alternative technologies). The Proposal is nothing more than an effort to micromanage the Company's decisions regarding the safety of its processes. See *Wal-Mart Stores, Inc.* (March 11, 2008) (proposal seeking a report on the company's policies on nanomaterial product safety constituted an attempt to micro-manage Wal-Mart's operations); *Family Dollar Stores* (November 11, 2007) (allowing exclusion of a proposal seeking a report on the company's policies relating to minimizing customer exposure to toxic substances and hazardous components in its products); *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal seeking a report on the extent to which the company's cosmetics and personal care products contained carcinogens and toxicants and the company's options for seeking safer alternatives); and *Wal-Mart Stores, Inc.* (March 24, 2006) (allowing exclusion of a proposal seeking a report evaluating the company's policies for minimizing customers' exposure to toxic substances in its products).

For the reasons set forth above, the Proposal relates to a matter of the Company's ordinary business operations. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

IV. Rule 14a-8(i)(3) –The Proposal is Impermissibly Vague and Indefinite and Fails to Define Key Terms or Offer Sufficient Guidance On Its Implementation

The Exclusion

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ...."; *see also, Dyer* v. *SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has deemed a proposal to be excludable under Rule 14a-8(i)(3) where core aspects of the proposal are ambiguous, making the proposal so vague or indefinite as to render it misleading. The Staff has permitted exclusion where, for example, the proposal fails to define key terms or otherwise fails to provide necessary guidance on its implementation. In these circumstances, neither the company nor shareholders are able to determine with reasonable certainty what actions or measures the proposal requires. See *Berkshire Hathaway Inc.* (avail. Mar. 2, 2007) (proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by "Executive Order of the President of the United States"); *Smithfield Foods, Inc.* (avail. Jul. 18, 2003) (proposal requesting that management prepare a report based on the "Global Reporting Initiatives guidelines" describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations); *ConAgra Foods, Inc.* (avail. Jul. 1, 2004) (proposal requesting preparation of sustainability reports "does not inform shareholders of what the company would be required to do if the proposal were approved"); and *H.J. Heinz Company* (avail. May 25, 2001) (proposal requested full implementation of SA8000 Social Accountability Standards, but did not clearly set forth the obligations that would be imposed on the company).

The Staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, resulting in the company and shareholders being uncertain as to what actions would be required for implementation of the proposal. See, e.g., *Exxon Corporation* (avail. Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain vague terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations); *Occidental Petroleum Corporation* (avail. Feb. 11, 1991) (permitting exclusion of a proposal relating to the "buyback" of shares by the company because "...any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal"); *NYNEX Corporation* (avail. Jan. 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it was "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); and *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions (including, but not limited to: 'any major shareholder,' 'assets/interest' and 'obtaining control') in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations"). In allowing exclusion of the proposal in *Fuqua Industries*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Applicability of the Exclusion

Similar to the examples cited above, the Proposal is deficient in that it fails to define certain key terms and concepts that are subject to multiple interpretations, yet which are essential to an understanding of how the Proposal would operate in practice. Moreover, despite the ambiguities in the Proposal's language described below, the Proposal does not contemplate the exercise of discretion by the Company or the Board of Directors in establishing the scope or application of the proposed policy.

"at the earliest safe time"

The Proponent requests that "waste" (which is not defined) be transferred from spent fuel pools to dry cask storage "at the earliest safe time." However, the Proposal provides no indication as to when it believes the "earliest safe time" might be. This is particularly problematic given the specific requirements concerning when, and how, spent fuel may be transferred to dry cask storage. A decision to move spent fuel to dry cask storage is not as simple as the Proponent would have shareholders believe, and it involves numerous issues including regulatory requirements and cost, as well as safety. In particular, the NRC licenses for the Company's dry cask storage facilities require that spent fuel be stored in spent fuel pools for at least five years before the fuel can be transferred to dry storage. Accordingly, the Proposal's reference to "the earliest safe time" is inherently misleading because it suggests to shareholders that time alone is the only consideration in determining the safety of moving spent fuel to dry cask storage. See *WellPoint, Inc.* (avail. Feb. 24, 2012) (where the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because "neither [the] shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require[d]") and *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proponent's supporting statement cites to a Union of Concerned Scientists report which recommends spent fuel be moved into dry casks "once it has cooled." However, because spent fuel continues to cool in the fuel pool for many years after being removed from the reactor, the cited guidance is meaningless in identifying the time at which the Proposal would have the Company transfer spent fuel to dry casks. Accordingly, there is no objective basis on which the Company or its shareholders may determine the meaning of the "earliest safe time."

"better manage the dangers that might arise from an accident or sabotage"

The Proposal asks that a policy be adopted to "better manage the dangers that might arise from an accident or sabotage" but does not specify those dangers other than "the possibility of a fire in the spent fuel pool in the case of a loss of cooling." The Proponent offers no information or statistics to explain or quantify the potential dangers, leaving shareholders to guess as to what potential dangers could be at issue.

These ambiguities in the Proposal would result in shareholders not having a sufficient understanding of how the Proposal would be implemented to make an informed judgment. Shareholders are entitled to know exactly what actions or measures the Proposal will require. See *New York City Employees' Retirement Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote"). Since the Proposal is vague, confusing and subject to conflicting interpretations, it is impossible for either shareholders or the Company to know how the Proposal would be implemented, if adopted.

For the reasons set forth above, the Proposal is vague and indefinite and therefore is materially false and misleading in violation of Rule 14a-9. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(i)(2), 14a-8(i)(6), 14a-8(i)(7) and 14a-8(i)(3). The Company respectfully requests the Staff's concurrence in the Company's view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal from its 2013 proxy materials.

We would be happy to provide the Staff with additional information and answer any questions. In accordance with Staff Legal Bulletin 14F, Part F (October 18, 2011), please send your response to this letter to me by e-mail at alan.dye@hoganlovells.com.

Very truly yours,



Alan L. Dye

Cc: Charles E. Sieving, EVP & General Counsel
Alissa E. Ballot, VP & Corporate Secretary
Patrick Doherty, State of NY, Office of the State Comptroller

Exhibit 1

Copy of the Proposal and Related Correspondence

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 10, 2012

Ms. Allissa E. Ballot
Corporate Secretary
NextEra Energy, Inc.
P.O.Box 14000
700 Universe Boulevard
Juno Beach, Florida 33408-0420

Dear Ms. Ballot:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform NextEra Energy, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of NextEra Energy, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

NUCLEAR POWER SAFETY

WHEREAS, NextEra Energy, Inc., currently owns and operates three nuclear power plants in the states of Iowa, Wisconsin, and New Hampshire, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that NextEra's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.



December 11, 2012

The Honorable Thomas P. DiNapoli
Mr. Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st floor
New York, NY 10017

Re: Shareholder Proposal dated December 10, 2012

Dear Mr. DiNapoli and Mr. Doherty:

NextEra Energy, Inc. ("NextEra Energy" or the "Company") is in receipt of the shareholder proposal of the New York State Common Retirement Fund (the "Fund") dated December 10, 2012 (the "Proposal").

With respect to considering the Fund's request for inclusion of the Proposal in NextEra Energy's proxy statement for the 2013 Annual Meeting of Shareholders ("2013 Meeting"), please be advised that the Proposal contains an eligibility deficiency, and that this letter is the required notice under Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act") from NextEra Energy to the Fund concerning that deficiency.

The letter (the "Cover Letter") accompanying the Proposal states that "the Fund's custodial bank" will send a letter "verifying the Fund's ownership, continually for over a year, of NextEra Energy, Inc. shares." We have not identified the Fund as a record holder of NextEra Energy's common stock on the Company's books. As of the date of this letter, verification of the Fund's beneficial ownership of NextEra Energy common stock has not been received by us.

Rule 14a-8(b) under the Exchange Act provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we hereby notify the Fund of its failure to comply with this eligibility and procedural requirement of Rule 14a-8. The Fund may correct the deficiency by either:

1. providing a written statement from the record holder of the securities verifying that, on December 10, 2012, when you submitted the Proposal, the Fund had continuously held, for at least

one year, the requisite number or value of shares of NextEra Energy common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or any amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number or value of shares of NextEra Energy common stock as of or before the date on which the one-year eligibility period begins, together with your written statement that you have continuously held the shares for the one-year period as of the date of the statement.

To correct this deficiency, please provide a written statement from a record holder (which may be a DTC participant or an affiliate of an identified DTC participant) through which NextEra Energy's shares are held, verifying that on **December 10, 2012**, the Fund had continuously held at least $2,000 in market value, or 1%, of NextEra Energy common stock for at least one year up to, and including, such date.

Pursuant to Rule 14a-8(f) under the Exchange Act, the Fund's response to NextEra Energy curing the deficiency cited above must be postmarked, or transmitted electronically, no later than 14 calendar days from the date the Fund receives this letter from NextEra Energy.

The requested information may be provided to the undersigned at: Alissa E. Ballot, Vice President & Corporate Secretary, NextEra Energy, Inc., PO Box 14000, 700 Universe Boulevard, Juno Beach, FL 33408-0420, or by facsimile at: 561-691-7702.

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

If the Fund responds in a timely manner to this letter and cures the aforementioned deficiency, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,



Alissa E. Ballot
Vice President & General Counsel

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

NextEra

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Alissa Ballot

Phone Number: 561-691-7721

Fax Number: 561-691-7702

Date: 12/20/12

~~Pages to follow~~: 2

Message: Certification of Stock ownership.

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
Worldwide Securities Services

December 19, 2012

Alissa E. Ballot
Corporate Secretary
NextEra Energy, Inc.
P.O. Box 14000
700 Universe Boulevard
Juno Beach, Florida 33408-0420

Dear Ms Ballot,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of NextEra Energy, Inc. continuously for at least one year as of December 10, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 1,426,256 shares of common stock as of December 10, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Daniel Murphy

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 499 6148 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.